August 2, 2012

Via E-mail and USPS

Mr. Brian Cascio

Accounting Branch Chief

c/o Mr. Gary Todd

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Re:	GenMark Diagnostics, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 21, 2012

Form 10-Q for the quarterly period ended March 31, 2012

Filed May 10, 2012

File No. 001-34753

Dear Messrs. Todd and Cascio:

GenMark Diagnostics, Inc. (the “Company”) submits this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated July 19, 2012 with respect to the Company’s Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarterly period ended March 31, 2012. For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth the Company’s response immediately after each comment.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 63

1.

Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed, where practical. For example, you say that the increase in general and administrative expense was “due to increases in consulting, outside services and professional services including fees of $1,874,000 for corporate restructuring, testing required under the Sarbanes-Oxley Act and consulting related to business and process improvements, . . . .” However, you do not quantify the impact of the individual factors. Please revise future filings accordingly to address our concerns.

RESPONSE: Where changes in financial statement line items are the result of several factors, to the extent that they are material in nature, we will, in our future filings, separately quantify and discuss, where practical, each individual factor. The following is an example of our revised disclosure:

“General and administrative expense was $8,960,000 for the twelve months ended December 31, 2011, an increase of $1,545,000, or 17.2%, compared to the twelve months ended December 31, 2010, primarily due to corporate restructuring (approximately $1,900,000) offset by reduced expenses (approximately $400,000) related to relocating our UK and Pasadena, California operations to Carlsbad, California. Our corporate restructuring expenses included increased consulting (approximately $500,000), outside services (approximately $700,000) and audit and legal professional services (approximately $1,100,000) over the twelve months ended December 31, 2010.”

Item 8. Financial Statements, page 74

Note 6. Commitments and Contingencies, page 95

2.	We see that you entered into a licensing agreement in October 2010 for intellectual property which requires payments for licensing fees and royalties. If material, in future filings, please also disclose the amounts of additional license fees and royalties paid under the arrangement. Also, if important to an understanding of the arrangement, please clarify the products subject to the contingent payments.

RESPONSE: Currently, the amounts of additional license fees and royalties paid under the licensing agreement entered into in October 2010 are not material, as the amounts represent about 2% of our cost of sales in 2011. The contingent payment of additional license fees and royalties, based on the October 2010 agreement referenced above, only applies to HCVg, one of our current products, the sales of which are not currently sufficient to trigger any material contingent payment. To the extent important to understand the October 2010 licensing arrangement, if and when material, we will clarify in future filings the products to which such material payments relate.

Form 10-Q for the quarterly period ended March 31, 2012

Item 1. Financial Statements

Note 1. Organization and Basis of Presentation, page 4

3.	Tell us and disclose in future filings the factors leading you to extend the useful lives of property and equipment during the first quarter of 2012. If material, please also describe the impact on your results of operations.

RESPONSE: We made a change in estimate of useful life of our instruments from three to four years and estimated useful life of office equipment from between two and four years to five years. This change was primarily related to the life of our XT-8 instrument and was based upon a change in market introduction of our NexGen platform. We originally estimated a shorter useful life for our XT-8 system but subsequently extended the life due to the delayed introduction of NexGen. We believe our XT-8 has a product life expectancy of at least four years. In future filings, we will disclose the factors leading us to adjust our estimates of the useful lives of property and equipment. The impact of this change was approximately an $84,000 improvement to our quarterly operating results, with the majority of such amount affecting cost of sales ($56,000). The gross margin improvement was ~2.4% in the first quarter of 2012. The impact on our results of operations as a result of this change was not material and represented less than one half of one cent per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.	We note that your revenues for the three months ended March 31, 2012 increased by approximately 185% as compared to the corresponding period in 2011. We also note from your disclosure that the increase in reagent revenue was driven by the increase in the number of your installed base of systems as well as your expanded menu of tests available for sale, including products at higher price points than legacy tests. In light of the significant increase in revenue, please quantify each material factor that caused the change, such as the increase in the installed base of systems and pricing changes between your current and legacy tests. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

RESPONSE: The increase in revenue for the first quarter ended March 31, 2012 as compared to the first quarter of 2011 was due to higher reagent revenues of approximately $1,900,000 versus $608,000 in the comparable period. This increase in reagent revenue was driven by an 85% increase in the number of our installed base of analyzers (from 102 analyzers in the first quarter of 2011 to 189 analyzers in the first quarter of 2012) as well as an increase due to one new RUO (research use only) assay and [two] recently introduced IVD (in vitro diagnostic) assays (expanding our menu of tests available for sale), which increased our annuity per analyzer from $30,000 to $46,000. We define “annuity per analyzer” to mean the annual amount of revenue we generate, on average, from each installed analyzer. Pricing changes between our current and legacy tests were not a material cause of our significant increase in revenue.

With the increase in our revenues, which we anticipate will continue, we will quantify each material factor causing the change in our future filings, similar to the description above.

The Company represents to the Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after reviewing our responses above, you have additional questions or comments, please feel free to contact me directly at 760-448-4318.

With best regards,

/s/ Richard B. Slansky

Richard B. Slansky

Chief Financial Officer